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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
              (Pursuant To Section 13(e) Of The Securities Exchange
                                  Act Of 1934)




                               (Amendment No. 11)
                              AUTOLEND GROUP, INC.
                                (Name of Issuer)



                              AUTOLEND GROUP, INC.
                      (Name of Person(s) Filing Statement)


         9.5% Convertible Subordinated Debentures Due September 19, 1997
                         (Title of Class of Securities)

                                 Not Applicable
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                               Nunzio P. DeSantis
                              Chairman of the Board
                              AutoLend Group, Inc.
                               Bradbury Court, 3B
                            215 Central Avenue, N.W.
                             Albuquerque, N.M. 87102
                                  505-768-1000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                             Steven N. Haas, Esquire
                               Cozen and O'Connor
                               1900 Market Street
                             Philadelphia, PA 19103
                                 (215) 665-2000

                                October 22, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                 --------------

Item 1.  Security and Issuer.
         (a) The name of the issuer is AutoLend Group, Inc. (formerly CAPX Corporation), a Delaware corporation (the "Company"), which has its principal executive offices at Bradbury Court, 3B, 215 Central Avenue, N.W., Albuquerque, N.M. 87102 (telephone number 505-768-1000).




         (b) This Schedule, as amended by Amendment Nos. 1 through 10 and this Amendment No. 11, relates to the offer (the "Exchange Offer") by the Company to the holders of the Company's 9.5% Convertible Subordinated Debentures Due September 19, 1997 (the "Debentures") to exchange each $1,000 principal amount of Debentures outstanding for one Unit, each Unit consisting of (i) 200 shares of the Company's Common Stock, par value $.002 per share (the "Common Stock") and (ii) eight shares of the Company's 14% Cumulative Convertible Preferred Stock, par value $.002 per share (the "Preferred Stock"). The Exchange Offer is subject to the terms and conditions set forth in the Offering Circular dated October 22, 1996, as supplemented by a Supplement dated November 7, 1996, and a Supplement dated November 12, 1996 (together the "Offering Circular"), and a related Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) hereto. As of April 8, 1997 there were outstanding $22,050,000 principal amount of the Debentures, none of which are held, to the Company's knowledge, by any officer, director or affiliate of the Company. At the expiration of the offering period as extended by the Company to 5:00 p.m., New York City time, on April 8, 1997, an aggregate of $7,200,000 in principal amount of Debentures had been validly tendered and not withdrawn. Pursuant to the terms of the Exchange Offer, the Company has accepted all such tendered Debentures for exchange. The information set forth in the Offering Circular under the captions "The Exchange Offer -- Terms of the Exchange Offer" and "Interests of Certain Persons in the Transaction; Transactions and Agreements Concerning the Units" is incorporated herein by reference.




         (c) The Debentures are no longer listed on the Luxembourg Stock Exchange, the only exchange on which the Debentures were ever included for trading. Consequently, there currently is no established trading market for the Debentures.

         (d) Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.


         (a) An aggregate of approximately 1,400,000 shares of Common Stock and 58,000 shares of Preferred Stock will be issued in exchange for the tendered Debentures.


         (b) Not applicable.

Item 3.  Purpose of Tender Offer and Plans or Proposals of the Issuer or
         Affiliate.

         The information set forth in the Offering Circular under the captions "Summary of Offering Circular -- Purposes and Effects of the Exchange Offer," "Purposes and Effects of the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference. The Company will retire and does not have any plans to reissue any Debentures acquired pursuant to the Exchange Offer.

         (a) The information set forth in the Offering Circular under the captions "Summary of Offering Circular -- Purposes and Effects of the Exchange Offer," "Purposes and Effects of the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

         (b) - (c)  Not applicable.

         (d) The information set forth in the Offering Circular under the caption "Summary of Offering Circular -- Recent Developments" and in the Current Report on Form 8-K dated September 18, 1996, included as Exhibit "C" to the Offering Circular, is incorporated herein by reference.

         (e) The information set forth in the Offering Circular under the captions "Summary of Offering Circular -- The Securities -- Preferred Stock" and "Description of Capital Stock -- Preferred Stock -- Dividends" is incorporated herein by reference.

         (f) The information set forth in the Offering Circular under the captions "Summary of Offering Circular -- Recent Developments," "-- Purposes and Effects of the Exchange Offer" and "Purposes and Effects of the Exchange Offer" is incorporated herein by reference.

         (g)  Not applicable.

         (h)  Not applicable.

         (i) - (j) Not applicable.

Item 4.  Interest in Securities of the Issuer.

         Neither the Company nor, to the knowledge of the Company, any person referred to in Instruction C to this Schedule or any subsidiary or associate of any such person, including any director or executive officer of any such subsidiary, has effected any transaction in the Debentures during the 40 business days prior to the date hereof.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

         Not applicable.

Item 6.  Persons Retained, Employed or to be Compensated.

         No person has been retained to make solicitations or recommendations with respect to the Exchange Offer. The information set forth in the Offering Circular under the caption "The Exchange Offer -- Solicitation of Tenders; Fees" is incorporated herein by reference.

Item 7.  Financial Information.

         (a) - (b) The information set forth in the Offering Circular under the captions "Selected Financial and Pro Forma Information" and "Capitalization," and the information set forth in the Company's Annual Report on Form 10-K for the year ended March 31, 1996, as amended by Form 10-K/A1, Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, as amended by Forms 10-Q/A1 and 10-Q/A2, and Current Report on Form 8-K dated September 18, 1996, which are attached to the Offering Circular as Exhibits A, B and C, respectively, are incorporated herein by reference.

Item 8.  Additional Information.

         (a) - (d)  Not applicable.

         (e) Additional information is contained in the Offering Circular and the Exhibits thereto and Letter of Transmittal, which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

         (a)(1)   Offering Circular dated October 22, 1996.*

         (a)(2)   Form of Letter of Transmittal dated October 22, 1996.*

         (a)(3) Form of Letter from Company to brokers, dealers, commercial banks and trust companies who have security position listings with Cedel Bank, S.A. or Euroclear.*

         (a)(4) Form of Letter to Clients regarding instructions to brokers, dealers, commercial banks and trust companies to participate in the Exchange Offer.*

         (a)(5) Supplement, dated November 7, 1996, to Offering Circular dated October 22, 1996.*

         (a)(6)   Press Release dated October 23, 1996.*

         (a)(7)   Press Release dated November 4, 1996.*

         (a)(8) Supplement, dated November 12, 1996, to Offering Circular dated October 22, 1996.*

         (a)(9)   Press Release dated November 25, 1996.*

         (a)(10)  Press Release dated December 5, 1996.*


         (a)(11)  Press Release dated December 19, 1996.*

         (a)(12)  Press Release dated January 15, 1997.*


         (a)(13)  Press Release dated January 31, 1997.*

         (a)(14)  Press Release dated February 14, 1997.*

         (a)(15)  Press Release dated February 28, 1997.*


         (a)(16)  Press Release dated March 28, 1997.*

         (a)(17)  Press Release dated April 16, 1997.


         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

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* Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        AUTOLEND GROUP, INC.









Dated:  April 17, 1997                  By: /s/ Nunzio P. DeSantis
                                            -----------------------------------
                                            Nunzio P. DeSantis,
                                            Chairman of the Board

                                  EXHIBIT INDEX


                                                                   Sequentially
Exhibit                                                              Numbered
Number                          Description                            Page
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(a)(17)       Press Release dated April 16, 1997.